SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                  IndeNet, Inc.
                                  -------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                    45337P10
                                    --------
                                 (CUSIP Number)


                            Thomas E. Constance, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                            June 9, 1998 (See Item 5)
                            -------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                               Page 1 of 20 Pages

                                  SCHEDULE 13D

CUSIP No. 45337P10
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               InterEquity Capital Partners, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [ ]
                                                     (b)   [x]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
             WC, OO
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                         407,452 (See Item 5)
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING      Not Applicable  (See Item 5)
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         407,452 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                    Not Applicable  (See Item 5)
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          407,452
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               2.3%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

                    PN
--------------------------------------------------------------------------------

                               Page 2 of 20 Pages

                                  SCHEDULE 13D

CUSIP No. 45337P10
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Irwin Schlass

--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [ ]
                                                     (b)   [x]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
             PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        23,000
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             45,000
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         23,000
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                         45,000
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
               68,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               .4%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

                    IN
--------------------------------------------------------------------------------

                               Page 3 of 20 Pages

                                  SCHEDULE 13D

CUSIP No. 45337P10
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Natalie Schlass
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [ ]
                                                     (b)   [x]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
             PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                         Not Applicable
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY              45,000
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         Not Applicable
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                         45,000
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
               45,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               .2%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

                    IN
--------------------------------------------------------------------------------

                               Page 4 of 20 Pages

                                  SCHEDULE 13D

CUSIP No. 45337P10
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Jack Schleifer
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [ ]
                                                     (b)   [x]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
             PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                         275,500
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY              Not Applicable
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         275,500
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                         Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          275,500
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.5%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

                    IN
--------------------------------------------------------------------------------

                               Page 5 of 20 Pages

                                  SCHEDULE 13D

CUSIP No. 45337P10
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Stephen Raphael
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [ ]
                                                     (b)   [x]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
             PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                         168,500
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY              Not Applicable
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         168,500
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                         Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
               168,500
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES             (See Item 5)                         [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               .9%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

                    IN
--------------------------------------------------------------------------------

                               Page 6 of 20 Pages

                                  SCHEDULE 13D

CUSIP No. 45337P10
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Marjorie Raphael
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [ ]
                                                     (b)   [x]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
             PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                         2,000

  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY              Not Applicable
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         2,000

                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                         Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          2,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               Less than .1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

                    IN
--------------------------------------------------------------------------------

                               Page 7 of 20 Pages

                                  SCHEDULE 13D

CUSIP No. 45337P10
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Lucille Raphael
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [ ]
                                                     (b)   [x]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
             PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                         197,000
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY              Not Applicable
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         197,000
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                         Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          197,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

                    IN
--------------------------------------------------------------------------------

                               Page 8 of 20 Pages

                                  SCHEDULE 13D

CUSIP No. 45337P10
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Jacqueline Raphael
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [ ]
                                                     (b)   [x]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
             PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                         2,000
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY              Not Applicable
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         2,000
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                         Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          2,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Less than .1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

                    IN
--------------------------------------------------------------------------------

                               Page 9 of 20 Pages

                                  SCHEDULE 13D

CUSIP No. 45337P10
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Joanne Alonso
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [ ]
                                                     (b)   [x]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
             PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                         18,000
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY              Not Applicable
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         18,000
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                         Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          18,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Less than .1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

                    IN
--------------------------------------------------------------------------------

                               Page 10 of 20 Pages

SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER.

        This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.001 par value (the "Common Stock"), of IndeNet, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 38705 Seven Mile Road, Suite 435, Livonia, MI 48152.


ITEM 2. IDENTITY AND BACKGROUND.

(a) - (c) This Statement is being filed by InterEquity Capital Partners, L.P. ("InterEquity Partners"); by Irwin Schlass and his wife Natalie Schlass and his father-in-law Jack Schleifer; and by Stephen Raphael and his wife Marjorie Raphael, his mother Lucille Raphael, his daughter Jacqueline Raphael, and his sister Joanne Alonso (each, individually, a "Filing Person" and collectively, the "Filing Persons"). Each Filing Person expressly disclaims the existence of a "group" within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

        InterEquity Partners is a Delaware limited partnership with its principal offices at 220 Fifth Avenue, New York, New York 10001. InterEquity Partners is a small business investment company principally engaged in the business of making loans to or investments in qualified small businesses.

        The general partner of InterEquity Partners is InterEquity Capital Corporation, a New York corporation ("InterEquity Corporation"), whose business address is 220 Fifth Avenue, New York, New York 10001, and who, by virtue of its position as general partner of InterEquity Partners, may be deemed a controlling person thereof. InterEquity Corporation is principally engaged in the business of acting as general partner of InterEquity Partners. Irwin Schlass is the Chairman of the Board, Chief Executive Officer and a Director of InterEquity Corporation. Stephen Raphael is a Director of InterEquity Corporation. The additional executive officers of InterEquity Corporation are Abraham Goldstein and Nicholas J. Letizia. The additional directors of InterEquity Corporation are Monte Engler, Abraham Goldstein, John Radziwill, George Sarner, Myron Weinblatt and Eugene Wong.

        See Schedule I for Item 2 background information on the Filing Persons and the additional executive officers and directors of InterEquity Corporation listed above.

(d) - (e) During the last five years, none of the Filing Persons, or the additional executive officers and directors of InterEquity Corporation listed above, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        InterEquity Partners acquired 392,452 shares of Common Stock on or about July 23, 1997 upon conversion of 216,667 shares of Series B Preferred Stock of the Company (the "Preferred Stock") into Common Stock. InterEquity Partners purchased the Preferred Stock pursuant to a purchase agreement between InterEquity Partners and the Company, dated as of August 30, 1995 (the "Purchase Agreement"). The purchase price for the Preferred Stock consisted of the cancellation of a Secured Promissory Note in the amount of $500,000 and a Release of the Security Agreement, each dated January 19, 1993, and $150,000 cash. InterEquity Partners acquired an additional 50,000 shares of Common Stock (35,000 of which were subsequently sold) upon exercise of warrants, at an exercise price of $3.00 per share, in May 1996. The shares of the other Filing Persons were acquired in the open market and were paid for with personal funds.


ITEM 4. PURPOSE OF TRANSACTION.

        The Filing Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment.

        Certain of the Filing Persons believe that the Company should aggressively explore strategic alternatives to maximize shareholder value, including a merger, asset sale, or other business combination. Such persons believe such alternatives are of particular importance given consolidation in the Company's industry and the Company's relatively small size. Such persons have urged and may continue to urge management of the Company to alter the Company's strategic direction to pursue such a course.


        The Company recently filed with the Securities and Exchange Commission on Schedule 14a a definitive proxy statement (the "Proxy Statement") pursuant to
Section 14(a) of the Securities Exchange Act of 1934. The Proxy Statement proposes, among other things, the adoption by the Company's stockholders of the IndeNet, Inc. 1998 Stock Option Plan (the "Plan"). The Plan provides for the grant of options to certain employees and directors of the Company and its subsidiaries to purchase up to 2,000,000 shares of Common Stock of the Company. Certain of the

Filing Persons believe that, depending on the number of options granted and the applicable exercise prices, the Plan may be contrary to the best interests of the Company and, therefore, may engage in discussions with management with respect to adoption of the Plan and/or may act together in voting against such plan.

        Each of the Filing Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by such Filing Person. Each may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law. The Filing Persons may in the future engage in discussions with management of the Company concerning, among other things, the performance, business, prospects and management of the Company.

        Except as disclosed in this Item 4, none of the Filing Persons has current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. Each of the Filing Persons intends continuously to review such person's investment in the Company and, in light of the Company's performance, business, prospects and management, may undertake actions which may result in any of the events described in Items (a) through (j). See Item 5.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Filing Persons beneficially own an aggregate of 1,146,952 shares of Common Stock, representing approximately 6.3% of the shares of Common Stock.1 InterEquity Partners beneficially owns 407,452 of such shares (2.3%); Irwin
Schlass   beneficially  owns  68,000  of  such  shares  (.4%);  Natalie  Schlass beneficially owns 45,000 of such shares (.2%); Jack Schleifer beneficially owns 275,500 of such shares (1.5%); Stephen Raphael beneficially owns 168,500 of such shares (.9%); Marjorie Raphael beneficially owns 2,000 of such shares (less than
 .1%);  Lucille  Raphael   beneficially  owns  197,000  of  such  shares  (1.1%);
Jacqueline Raphael beneficially owns 2,000 of such shares (less than .1%); and Joanne Alonso beneficially owns 18,000 of such shares (less than .1%). In addition to the Filing Persons, four other directors of InterEquity Corporation, Monte Engler, George Sarner, Myron Weinblatt and Eugene Wong, hold shares of Common Stock in the Company. Monte Engler beneficially owns 40,500 of such shares (.2%), George Sarner beneficially owns 10,000 of such shares (less than
 .1%), Myron Weinblatt beneficially owns 18,000

--------
1 Based upon 18,021,616 shares of Common Stock reported by the Company to be outstanding as of February 3, 1998 in its Quarterly Report on Form 10-Q for the quarter ended December 31, 1997.

of such shares (.1%) and Eugene Wong holds 20,000 of such shares (.1%) through the Wong Foundation and the Wong Family Trust.

(b) By reason of their positions, the executive officers and directors of InterEquity Corporation may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by InterEquity Partners. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, such persons disclaim beneficial ownership of such shares.

        The shares held by Irwin Schlass include 17,000 shares held by Irwin Schlass Enterprises, Inc. ("ISE"), a management company wholly owned by Irwin Schlass, and thus he may be deemed the beneficial owner of such shares. Pursuant to a management agreement with InterEquity Partners, ISE has agreed to manage the affairs and run the operations of InterEquity Partners under the direction and subject to the approval of InterEquity Corporation, including monitoring InterEquity Partner's investment portfolio. Irwin Schlass also shares beneficial ownership of 45,000 shares with his wife Natalie Schlass through a joint brokerage account.

        The shares held by Stephen Raphael include 168,500 shares held through the Stephen Raphael IRA, and thus he may be deemed the beneficial owner of such shares.

        The shares held by Marjorie Raphael are held through the Marjorie Raphael IRA, and thus she may be deemed the beneficial owner of such shares.

        The shares held by Lucille Raphael include 13,500 shares held as custodian for the benefit of her minor granddaughter Franchesca Adriana Alonso, and thus she may be deemed the beneficial owner of such shares.

(c) Except as set forth on Schedule II annexed hereto, neither the Filing Persons nor the additional executive officers and directors of InterEquity Corporation described in Item 2 have effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market.

(d)     Not applicable.

        The Filing Persons intend to consult with each other from time to time and exchange information concerning the Company and their respective investments in Common Stock. Certain of the Filing Persons have participated in discussions with management of the Company with respect to the Company's strategic direction (as described in the second paragraph under Item 4) and the Plan proposed by the Company (described in the third paragraph under Item 4). These discussions included a meeting among Messrs. Schlass, Raphael and the Chief Executive Officer of the Company on June 9, 1998 at which such matters were discussed. In light of the foregoing, the Filing Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Securities

Exchange Act. The Reporting Persons have not agreed to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock and do not concede that they constitute such a group.

(e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Not Applicable.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Agreement of joint filing pursuant to Rule 13d(1)-f promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURES


        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  June 18, 1998


                                            InterEquity Capital Partners, L.P.


                                               By: InterEquity Capital
                                               Corporation, general partner


                                               /s/ Irwin Schlass
                                               -----------------
                                               By:     Irwin Schlass
                                               Title:  Chief Executive Officer


                                               /s/ Irwin Schlass
                                               -----------------
                                               Irwin Schlass


                                                Natalie Schlass

                                               /s/ Irwin Schlass
                                               -----------------
                                               By:   Irwin Schlass
                                               Her:  Attorney in Fact


                                               Jack Schleifer

                                               /s/ Irwin Schlass
                                               -----------------
                                               By:    Irwin Schlass
                                               His:   Attorney in Fact


                                              /s/ Stephen Raphael
                                              -------------------
                                              Stephen Raphael


                                              Marjorie Raphael

                                              /s/ Stephen Raphael
                                              -------------------
                                              By:    Stephen Raphael
                                              Her:   Attorney in Fact

                                               Lucille Raphael

                                               /s/ Stephen Raphael
                                               -------------------
                                               By:     Stephen Raphael
                                               Her:    Attorney in Fact


                                               Jacqueline Raphael

                                               /s/ Stephen Raphael
                                               -------------------
                                               By:    Stephen Raphael
                                               Her:   Attorney in Fact

                                               Joanne Alonso

                                               /s/ Stephen Raphael
                                               -------------------
                                               By:    Stephen Raphael
                                               Her:   Attorney in Fact

                                   SCHEDULE I

                          ITEM 2 BACKGROUND INFORMATION


1)      Irwin Schlass
        Chairman of the Board, CEO
        InterEquity Capital Corporation
        220 Fifth Avenue
        New York, New York 10001

2)      Natalie Schlass
        President
        Nat Schlass Realty Corp.
        30 Lincoln Plaza
        New York, New York  10023

3)      Jack Schleifer
        President
        Jack Schleifer Realty
        60 East 42nd Street
        New York, New York  10165

4)      Stephen Raphael
        Senior Managing Director
        Bear Stearns & Co., Inc.
        245 Park Avenue
        New York, New York  10167

5)      Marjorie Raphael
        Homemaker
        c/o Stephen E. Raphael
        289 Piping Rock Road
        Old Brookville, New York  11545

6)      Lucille Raphael
        Retired
        c/o Stephen E. Raphael
        289 Piping Rock Road
        Old Brookville, New York  11545

7)      Jacqueline Raphael
        Television Producer
        c/o Stephen E. Raphael
        289 Piping Rock Road
        Old Brookville, New York  11545

8)      Joanne Alonso
        Insurance Broker
        c/o Stephen E. Raphael
        289 Piping Rock Road
        Old Brookville, New York  11545

9)      Monte Engler
        Partner
        Phillips, Nizer, Benjamin, Krim & Ballon LLP
        666 Fifth Avenue
        New York, New York 10103

10)     Abraham Goldstein
        President
        InterEquity Capital Corporation
        220 Fifth Avenue
        New York, New York 10001

11)     John Radziwill
        Private Investor
        550 Park Avenue
        New York, New York  10021

12)     George Sarner
        Senior Managing Director
        Bear Stearns & Co., Inc.
        245 Park Avenue
        New York, New York  10167

13)     Myron Weinblatt
        Retired
        320 Central Park West
        New York, New York  10025

14)     Eugene Wong
        Chairman
        NextWave Communications
        2050 Center Avenue
        Fort Lee, New Jersey  07024

15)     Nicholas J. Letizia
        Vice President, Chief Financial Officer, Secretary
               and Treasurer
        InterEquity Capital Corporation
        220 Fifth Avenue
        New York, New York 10001

                                   SCHEDULE II


                             TRANSACTIONS IN COMMON
                             STOCK OF INDENET, INC.
                          DURING THE PRECEDING 60 DAYS


Shares Purchased by Irwin Schlass

                   Number of
                   Shares                   Price Per
Date               Purchased                  Share                 Total Cost
----               ---------                  -----                 ----------

5/05/98               1,000                     $2.16              $2,156.25

                                    EXHIBIT 1


                            Agreement of Joint Filing


         Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement.

                                            InterEquity  Capital Partners, L.P.


                                            By: InterEquity Capital
                                            Corporation, general partner


                                            /s/ Irwin Schlass
                                            -----------------
                                            By: Irwin Schlass
                                            Title:Chief Executive Officer



                                            /s/ Irwin Schlass
                                            -----------------
                                            Irwin Schlass


                                            Natalie Schlass

                                            /s/ Irwin Schlass
                                            -----------------
                                            By:  Irwin Schlass
                                            Her: Attorney in Fact


                                            Jack Schleifer

                                            /s/ Irwin Schlass
                                            -----------------
                                            By:  Irwin Schlass
                                            His: Attorney in Fact


                                            /s/ Stephen Raphael
                                            -------------------
                                            Stephen Raphael

                                            Marjorie Raphael

                                            /s/ Stephen Raphael
                                            -------------------
                                            By:  Stephen Raphael
                                            Her: Attorney in Fact

                                            Lucille Raphael

                                            /s/ Stephen Raphael
                                            -------------------
                                            By:  Stephen Raphael
                                            Her: Attorney in Fact


                                           Jacqueline Raphael

                                            /s/ Stephen Raphael
                                            -------------------
                                            By:  Stephen Raphael
                                            Her: Attorney in Fact


                                            Joanne Alonso

                                            /s/ Stephen Raphael
                                            -------------------
                                            By:  Stephen Raphael
                                            Her: Attorney in Fact